Fitch Ratings Upgrades Ecopetrol S.A.'s Rating Outlook

-	The rating outlook was revised from "stable" to "positive"

-	The ratings remain unchanged at BBB- for foreign currency and BBB for local currency

BOGOTA, Colombia, March 8, 2013 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the credit rating agency Fitch Ratings has maintained its international ratings for both the company's local and foreign currency at BBB and BBB- respectively, and has revised the rating outlook from "stable" to "positive."

The improved rating outlook for Ecopetrol S.A. is consistent with the change that the agency made to the rating outlook of the Republic of Colombia.

The complete news release is available on the web page: www.fitchratings.com.

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